Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2018 and 2017

Expressed in US Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	September 30, 2018	December 31, 2017
		(note 3)
ASSETS

Current assets:
Cash and cash equivalents	$35,343	$36,797
Short-term deposits	22,593	20,091
Trade and other receivables	8,928	14,780
Inventories (note 4(a))	5,200	5,294
Reimbursement rights (note 5)	4,113	4,446
Other current assets	731	401
	76,908	81,809

Restricted cash	1,234	1,234
Inventories - non-current (note 4(b))	1,547	1,580
Reimbursement rights (note 5)	6,507	6,588
Mineral properties, plant and equipment	13,660	14,966
Exploration and evaluation assets	15,347	15,633
Deferred tax assets	69	70
	$115,272	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$9,687	$11,313
Derivative liabilities (note 6)	—	85
Reclamation and remediation provision - current	2,201	4,446
	11,888	15,844

Reclamation and remediation provision	25,263	22,965
Deferred tax liabilities	1,928	1,930
	39,079	40,739

Shareholders’ equity:
Share capital	130,872	130,201
Reserves	19,847	18,962
Deficit	(74,526)	(68,022)
	76,193	81,141

	$115,272	$121,880

See accompanying notes to the condensed interim consolidated financial statements.

1

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Revenue (notes 3(a) and 9)	$11,691	$18,260	$45,787	$46,362

Cost of sales:
Production costs	11,024	12,092	35,784	29,330
Amortization and depletion	446	1,244	2,659	2,782
Share-based compensation	164	118	365	316
	11,634	13,454	38,808	32,428

Mine operating earnings	57	4,806	6,979	13,934

General and administrative expenses:
Administrative expenses	1,152	2,289	3,883	5,262
Amortization and depletion	27	17	79	52
Share-based compensation	200	179	774	707
	1,379	2,485	4,736	6,021

Exploration, evaluation, and development expenses:
Exploration and evaluation expenses (note 13)	2,993	1,878	7,760	4,520
Mine development costs	378	753	1,559	2,398
Share-based compensation	(30)	21	(35)	37
	3,341	2,652	9,284	6,955

Finance and other income:
Interest income	341	180	1,079	603
Finance costs	—	(115)	(19)	(153)
Accretion expense	(27)	(355)	(646)	(396)
Foreign exchange gain	750	100	599	2,560
Other income	48	240	76	259
	1,112	50	1,089	2,873

Income (loss) before income taxes	(3,551)	(281)	(5,952)	3,831
Income tax expense	91	385	552	623
Net income (loss) for the period	$(3,642)	$(666)	$(6,504)	$3,208

Earnings (loss) per share - basic and diluted (note 8(c))	$(0.02)	$(0.00)	$(0.04)	$0.02

See accompanying notes to the condensed interim consolidated financial statements.

2

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Net income (loss) for the period	$(3,642)	$(666)	$(6,504)	$3,208

Other comprehensive income (loss) (“OCI”), net of tax:
Foreign currency translation	77	(3)	66	46
Change in fair value of financial assets designated as fair value through OCI (net of tax)	—	(3)	—	(4)
	77	(6)	66	42

Total comprehensive income (loss) for the period	$(3,565)	$(672)	$(6,438)	$3,250

See accompanying notes to the condensed interim consolidated financial statements.

3

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the nine months ended September 30, 2018 and 2017 (Unaudited)

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share based payments	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total share- holder's equity
Balance, January 1, 2017	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288
Share options exercised	1,363	1,652	(492)	—	—	(492)	—	1,160
Share-based compensation	—	—	1,060	—	—	1,060	—	1,060
Comprehensive income (loss)	—	—	—	46	(4)	42	3,208	3,250
Balance, September 30, 2017	168,301	$130,137	$15,654	$3,250	$(179)	$18,725	$(66,104)	$82,758

Balance, January 1, 2018	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141
Share options exercised	590	-464	(118)	—	—	(118)	—	346
Restricted and deferred share units settled	161	207	(167)	—	—	(167)	—	40
Share-based compensation	—	—	1,104	—	—	1,104	—	1,104
Comprehensive loss	—	—	—	66	—	66	(6,504)	(6,438)
Balance, September 30, 2018	169,134	$130,872	$16,769	$3,259	$(181)	$19,847	$(74,526)	$76,193

See accompanying notes to the condensed interim consolidated financial statements.

4

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Cash flows from operating activities:
Net income (loss) for the period	$(3,642)	$(666)	$(6,504)	$3,208
Items not involving cash:
Amortization and depletion	473	1,261	2,738	2,834
Unrealized foreign exchange loss (gain)	120	1,340	52	(152)
Income tax expense	91	385	552	623
Share-based compensation	334	318	1,104	1,060
Other non-cash items (note 12)	(185)	68	(383)	(276)
Interest received	299	184	916	538
Interest paid	—	(96)	(38)	(135)
Income taxes paid	(17)	(369)	(1,382)	(1,949)
	(2,527)	2,425	(2,945)	5,751
Changes in non-cash working capital:
Trade and other receivables	1,781	(4,349)	6,225	(4,798)
Inventories	(1,073)	1,421	22	(563)
Other current assets	50	(61)	(330)	(111)
Trade payables and accrued liabilities	598	59	(770)	1,374
Net cash provided by (used in) operating activities	(1,171)	(505)	2,202	1,653

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(696)	(1,069)	(1,467)	(3,925)
Cash received upon acquisition of Coricancha	—	—	—	105
Proceeds from (investments in) short-term deposits	317	(3,111)	(2,502)	(4,973)
Other	—	184	—	186
Net cash used in investing activities	(379)	(3,996)	(3,969)	(8,607)

Cash flows from financing activities:
Proceeds from exercise of share options	4	302	346	1,160
Net cash from financing activities	4	302	346	1,160

Effect of foreign currency translation on cash and cash equivalents	37	(494)	(33)	(352)

Decrease in cash and cash equivalents	(1,509)	(4,693)	(1,454)	(6,146)
Cash and cash equivalents, beginning of period	36,852	40,189	36,797	41,642
Cash and cash equivalents, end of period	$35,343	$35,496	$35,343	$35,496

Supplemental cash flow information (note 12).

See accompanying notes to the condensed interim consolidated financial statements.

5

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company” or “Great Panther”) is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex ( “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport.

In June 2017, Great Panther acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility, located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in July 2018, and is advancing towards a decision to restart the mine with the initiation of a Bulk Sample Program. Following a successful outcome, the Company expects to be able to make a decision in early 2019 regarding the restart of Coricancha.

On September 23, 2018, the Company announced the signing of a scheme implementation deed (the "Implementation Deed") pursuant to which the Company has agreed to acquire all of the issued ordinary shares of Beadell Resources Limited (“Beadell”), a gold mining company listed on the Australian Securities Exchange and which operates the 100% owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil. In addition to closing conditions, the transaction is subject to shareholder, regulatory and court approvals or orders. Note 10(a) provides additional details of the proposed transaction.

The Company also owns several exploration properties: the El Horcón, Santa Rosa, and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2017 (“last annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the last annual financial statements, except for the new judgements and accounting standards adopted on January 1, 2018 as described in note 3 (a) and (b) below. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last annual financial statements.

These condensed interim consolidated financial statements were approved by the Board of Directors on October 30, 2018.

(a)	Use of judgments and estimates

In preparing these interim consolidated financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

6

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except for new judgements associated with (i) the determination of the point in time in which the Company transfers control of the metal concentrates to the customers for revenue recognition (note 3(a)), and (ii) the possible outcome of the modification of the Coricancha legacy tailings remediation plan (note 10(b)(ii)).

(b)	Accounting standards issued but not yet adopted
(i)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases will apply, with recognition as assets and liabilities required for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. This standard is required to be adopted either retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of this new standard on its financial statements. The Company’s initial assessment is that IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed, which will also result in an increase in amortization and depletion expense and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. The Company has not yet determined whether such adjustments will be material.

3.	Accounting standards issued and adopted on January 1, 2018
(a)	IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

The Company adopted IFRS 15 on January 1, 2018, and applied this standard using the cumulative effect method. Under this method, the cumulative effect of applying IFRS 15 was recognized as of January 1, 2018 in opening retained earnings. The comparative information was not restated and continues to be reported under the old standard, IAS 18. The Company determined that the cumulative effect of applying IFRS 15 as of January 1, 2018 was $nil, as the point in time for the initial recognition of revenue of the Company's then-effective contracts with customers remained the same upon adoption of IFRS 15. Therefore, the Company did not change the recognition of revenue for any incomplete contracts with customers outstanding as at January 1, 2018.

The Company enters into contracts with customers for the sale of metal concentrates, typically of a one year duration.

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition as detailed below.

Upon adoption of IFRS 15, the Company recognizes revenue from contracts with customers for the sale of metal concentrates at the point in time when it transfers control of the concentrates over to the customer, which occurs upon delivery, typically at a third party warehouse designated by the customer. Revenue is measured based on the market metal prices expected at time of settlement and estimates of the mineral content (by way of weights and assays), both of which are subject to adjustment until the final settlement date. At the end of each reporting period, the amounts receivable are marked to market using the most up-to-date market prices for the settlement. These variations between the sales price recorded at the initial recognition date and the actual final sales price recorded at the settlement date are caused by changes in market prices. The settlement receivable is recorded at fair value each period until final settlement occurs, with changes in fair value recorded as a component of revenue.

7

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

An adjustment is also made when the final mineral content is known, which is recognized in revenue. Revenue is also recorded net of treatment and refining charges of the counterparties under the terms of the relevant sales agreements.

In the comparative period prior to the adoption of IFRS 15, the Company recognized revenue from sale of concentrates when it was probable that the economic benefits associated with the transaction would flow to the Company, the risks and rewards of ownership were transferred to the customer, and the amount of revenue could be reliably measured.

The adoption of IFRS 15 did not have a material effect on the financial statements at the date of adoption.

(b)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements are also required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Company adopted this standard effective January 1, 2018. IFRS 9 allows for an exemption from restating prior periods in respect of the standard’s classification and measurement requirements. The Company has chosen to apply this exemption upon initial adoption, although it was determined that the adoption of IFRS 9 had no impact on the comparative period’s financial statements.

Upon the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments as detailed below:

(i)	Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit and loss (“FVTPL”), or fair value through other comprehensive income (loss) (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 has not had a significant effect on the Company's accounting policies related to financial liabilities and derivative financial instruments. A financial liability is classified as measured at amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

8

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The adoption of IFRS 9 has no quantitative impact on the Company’s financial instruments as at January 1, 2018. However, it has an impact on the classification of the Company’s financial instruments compared to the old standard IAS 39 as follows:

	Original classification	New classification
	IAS 39	IFRS 9
Financial Assets:
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term deposits	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVOCI
Trade accounts receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Loans and receivables	Amortized cost

Financial Liabilities:
Trade and other payables	Other liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL

(ii)	Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

9

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For financial assets measured at amortized cost, and debt investments at FVOCI, the Company applies the expected credit loss model. On adoption of the expected credit loss model there was no material adjustment.

4.	Inventories
(a)	Inventories - current
	September 30, 2018	December 31, 2017
Concentrate	$2,111	$2,179
Ore stockpiles	491	715
Materials and supplies	2,594	2,396
Silver bullion	4	4
	$5,200	$5,294

During the three and nine months ended September 30, 2018, the amount of inventory recognized as cost of sales was $11,022 and $34,500, respectively (three and nine months ended September 30, 2017 - $12,083 and $28,715, respectively), which includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the nine months ended September 30, 2018 was $135 (2017 - $nil).

(b)	Inventories - non-current

Non-current inventories consist of materials and supplies at Coricancha.

10

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

5.	Reimbursement rights
	September 30, 2018	December 31, 2017
Legacy tailings reclamation and remediation	$8,708	$8,904
Legal claims	1,528	1,507
Fines and sanctions	384	623
	10,620	11,034
Less: current portion	(4,113)	(4,446)
Reimbursement rights - non-current portion	$6,507	$6,588

Pursuant to the acquisition of Coricancha, Nyrstar agreed to:

•	pay for the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20,000; and
•	pay for all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000.
6.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in United States dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the MXN exchange rate, the Company may enter into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at September 30, 2018, there were no outstanding forward contracts for the purchase of MXN in exchange for USD (December 31, 2017 - MXN 110 million of forward contracts outstanding for which the fair value resulted in a liability of $85).

7.	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

11

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final proceeds to be received are adjusted at the end of quotational period. These are marked to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange (“LME”).
Derivative instruments	The Company's derivative assets and derivative liabilities are comprised primarily of forward exchange contracts. The fair value of the Company's forward exchange contracts is determined using forward exchange rates at each reporting date.

During the three and nine months ended September 30, 2018 and 2017, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, restricted cash, trade and other payables and derivative instruments. The carrying values of cash and cash equivalents, short-term deposits, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The Company’s financial instruments as at September 30, 2018 were:

	Amortized cost	Fair value hierarchy
Financial Assets:
Cash and cash equivalents	$35,343	n/a
Short-term deposits	22,593	n/a
Trade accounts receivables	2,035	Level 2
Other receivables	593	n/a
Restricted cash	1,234	n/a

Financial Liabilities:
Trade and other payables	$6,963	n/a

12

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

8.	Share capital
(a)	Share options
	Nine months ended September 30, 2018			Nine months ended September 30, 2017
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,237	C$	1.22	9,049	C$	1.18
Granted	1,810		1.59	1,101		1.63
Forfeited/Expired	(769)		1.71	(430)		1.70
Exercised	(590)		0.76	(1,363)		1.10
Outstanding, September 30	8,688	C$	1.29	8,357	C$	1.22
Exercisable, September 30	5,766	C$	1.10	4,270	C$	1.05

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.65 to C$0.71	3,324	1.90	3,112	C$	0.67
C$0.86	250	1.10	250		0.86
C$1.31	1,160	0.74	1,160		1.31
C$1.57 to C$1.60	1,667	4.62	44		1.57
C$1.63	778	3.69	265		1.63
C$2.00	8	0.31	8		2.00
C$2.16 to C$2.19	1,501	2.88	927		2.18
	8,688	2.57	5,766	C$	1.10

During the three and nine months ended September 30, 2018, the Company recorded share-based compensation expense relating to share options of $215 and $520, respectively (three and nine months ended September 30, 2017 - $251 and $862, respectively).

The weighted average fair value of options granted during the nine months ended September 30, 2018 was $0.66 (nine months ended September 30, 2017 - $0.69). The grant date fair value of share options granted was determined using a Black-Scholes option pricing model using the following weighted average assumptions:

	2018	2017
Risk-free interest rate	1.95%	0.79%
Expected life (years)	2.89	2.63
Annualized volatility	62%	68%
Forfeiture rate	14%	13%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

13

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

(b)	Restricted share units ("RSUs") and deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at September 30, 2018 and 2017:

	Nine months ended September 30, 2018			Nine months ended September 30, 2017
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	476,600	C$	1.61	—	C$	-
Granted	585,200		1.59	483,000		1.61
Settled	(140,799)		1.61	—		—
Cancelled	(90,034)		1.62	(6,400)		1.65
Outstanding at September 30	830,967	C$	1.60	476,600	C$	1.61

The following table summarizes information about the DSUs outstanding at September 30, 2018 and 2017:

	Nine months ended September 30, 2018			Nine months ended September 30, 2017
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	89,200	C$	1.59	—	C$	-
Granted	183,000		1.59	89,200		1.59
Settled	(20,800)		1.62	—		—
Outstanding at September 30	251,400	C$	1.59	89,200	C$	1.59

During the three and nine months ended September 30, 2018, the Company recorded share-based compensation expense relating to RSUs and DSUs of $119 and $584, respectively (three and nine months ended September 30, 2017 - $67 and $198, respectively).

(c)	Earnings (loss) per share
	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Income (loss) attributable to equity owners	$(3,642)	$(666)	$(6,504)	$3,208
Basic weighted average number of shares outstanding (000’s)	169,089	167,999	168,795	167,831
Effect of dilutive equity instruments	—	—	—	2,864
Diluted weighted average number of shares outstanding (000’s)	169,089	167,999	168,795	170,695
Earnings (loss) per share - basic and diluted	$(0.02)	$(0.00)	$(0.04)	$0.02

Anti-dilutive share purchase options have not been included in the diluted earnings per share calculation.

14

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

9.	Revenue

The Company recognizes revenue from the sale of metal concentrates when the customer obtains control of the concentrates, which occurs upon delivery at the customer's designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically 5 business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Silver	$5,991	$9,190	$21,732	$24,527
Gold	4,369	7,770	19,733	20,054
Lead	1,047	957	3,032	1,654
Zinc	1,192	1,362	3,488	2,387
Smelting and refining charges	(465)	(1,298)	(1,651)	(2,925)
Revenue from contracts with customers	$12,134	$17,981	$46,334	$45,697
Changes in fair value from provisional pricing	(443)	279	(547)	665
Total revenue	$11,691	$18,260	$45,787	$46,362

The amount of revenue recognized in the three and nine months ended September 30, 2018 from performance obligations satisfied (or partially satisfied) in the previous year ended December 31, 2017, due to the current period settlement of metal concentrate revenue recognized in prior periods was $nil and $362, respectively. At September 30, 2018, the Company had $3,180 in revenue subject to provisional pricing.

10.	Commitments and contingencies
(a)	Commitments

As at September 30, 2018, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,321	$300	$598	$423	$—
Drilling services	494	494	—	—	—
Equipment purchases	436	436	—	—	—
Reclamation and remediation (undiscounted)	39,508	2,306	6,995	12,152	18,055
Total commitments	$41,759	$3,536	$7,593	$12,575	$18,055

(b)	Proposed acquisition

On September 23, 2018, the Company announced that it has entered into an Implementation Deed with Beadell, pursuant to which it has agreed to acquire all of the issued ordinary shares of Beadell by means of a Beadell scheme of arrangement ("Scheme") under the Australian Corporations Act 2001. Upon completion of the transaction, existing Beadell and Great Panther shareholders are expected to own approximately 38% and 62%, respectively, of the combined company. The Company anticipates the transaction will be completed in early 2019.

15

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Pursuant to the Implementation Deed and Scheme:

•	Beadell shareholders will receive 0.0619 of the Company’s common shares for each Beadell ordinary share held (the “Exchange Ratio”).
•	Additional common shares of the Company may be issued in connection with Beadell's options and performance rights. Beadell options and performance rights must (unless the requirement is waived) have been vested and exercised in exchange for Beadell ordinary shares or have been terminated.
•	Under concurrent arrangements, each Beadell warrant holder will receive a number of Company share purchase warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original warrant.
•	Completion of the transaction is subject to customary conditions for a transaction of this nature and receipt of applicable regulatory, shareholder, third-party and other creditor approvals and consents on terms satisfactory to the Company as may be required to effect and complete the transaction.
•	The Implementation Deed includes customary deal protection provisions, including conditions precedent in favour of the Company in relation to obtaining consent with Beadell’s largest creditor, no solicitation of alternative transactions by Beadell, a right in favour of the Company to match any potential superior proposals and reimbursement fees in the amount of $1,594 (A$2.2 million) payable by Beadell or the Company, as the case may be, in certain events.
•	The Scheme requires approval by at least 75% of the number of votes cast, and 50% of the number of Beadell shareholders present and voting, at the meeting of Beadell shareholders and is also subject to Australian Court approvals.
•	The Scheme also requires approval by the TSX and a simple majority of the Company’s shareholders present in person or by proxy at a special meeting of shareholders in accordance with TSX policies.
(c)	Contingencies
(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. This information is currently under review by CONAGUA.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at its San Ignacio Mine. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

16

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

Amendment to EIS related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. As of the date of this document, the resolution is pending. The Company is also preparing requests for similar permits for other areas of the Company's operation.

(ii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and was operated by a number of previous companies before that date. It is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Fines and sanctions

Nyrstar N.V. (“Nyrstar”), the previous owner of Coricancha, has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000. Accordingly, a reimbursement right in the amount of $1,528 has been recorded in respect of the following fines or sanctions:

•	$1,351 for fines and sanctions which may be levied by OSINERGMIN. In addition, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$177 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $384 for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June 2017, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the approved plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favorably, it may impact the Company’s stated plans and objectives for Coricancha.

17

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

(iii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, la Procuraduría Federal de Protección al Ambiente ("PROFEPA"), and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

11.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel includes the Company’s Directors, President and Chief Executive Officer, Chief Financial Officer, and vice presidents. The amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,833 to certain officers and management in the event of a change in control of the Company.

Compensation to key management personnel consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and benefits	$334	$1,221	$1,616	$2,169
Directors’ fees	108	76	301	227
Share based compensation	238	169	815	529
	$680	$1,466	$2,732	$2,925

Directors fees during the three and nine months ended September 30, 2018 include $29 and $68, respectively, for ad-hoc committee fees (three and nine months ended September 30, 2017 - $6 and $17, respectively).

18

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

12.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Accretion	$27	$355	$646	$396
Change in reclamation and remediation provision	129	(6)	(4)	(5)
Interest income	(341)	(180)	(1,079)	(603)
Interest expense	—	115	19	153
Loss (gain) on disposal of fixed assets	—	(216)	35	(217)
	$(185)	$68	$(383)	$(276)

(b)	Non-cash investing and financing activities
	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Change in reclamation and remediation included within mineral properties and plant and equipment, and exploration and evaluation assets	$(347)	$(42)	$(393)	$42
Change in trade payables related to mineral properties, plant and equipment	—	(102)	—	(35)

13.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, plus one segment associated with Coricancha, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the two mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off site. The Exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

19

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2018
Revenue	$6,791	$4,900	$—	$—	$—	$11,691
Exploration and evaluation expenses	176	78	1,810	104	825	2,993
Income (loss) before income taxes	(1,220)	728	(1,699)	(1,094)	(266)	(3,551)
Net income (loss)	(1,184)	739	(1,699)	(1,094)	(404)	(3,642)
Additions to non-current assets	330	184	(296)	—	—	218

Nine months ended September 30, 2018
Revenue	$30,916	$14,871	$—	$—	$—	$45,787
Exploration and evaluation expenses	1,299	168	4,571	215	1,507	7,760
Income (loss) before income taxes	1,036	3,240	(4,399)	(2,148)	(3,681)	(5,952)
Net income (loss)	857	3,151	(4,399)	(2,148)	(3,965)	(6,504)
Additions to non-current assets	743	588	(289)	—	—	1,042

As at September 30, 2018
Total assets	$8,062	$13,184	$27,437	$2,438	$64,151	$115,272
Total liabilities	$5,804	$2,391	$26,963	$—	$3,921	$39,079

20

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2018 and 2017 (Unaudited)

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2017
Revenue	$13,248	$5,012	$—	$—	$—	$18,260
Exploration and evaluation expenses	167	(86)	1,481	202	114	1,878
Income (loss) before income taxes	3,117	827	(1,172)	(616)	(2,437)	(281)
Net income (loss)	2,939	731	(1,172)	(616)	(2,548)	(666)
Additions to non-current assets	589	198	49	—	—	836

Nine months ended September 30, 2017
Revenue	$36,983	$9,379	$—	$—	$—	$46,362
Exploration and evaluation expenses	1,120	501	1,974	354	571	4,520
Income (loss) before income taxes	8,784	1,256	(1,172)	(1,394)	(3,643)	3,831
Net income (loss)	8,473	1,280	(1,172)	(1,394)	(3,979)	3,208
Additions to non-current assets	1,634	2,131	26,462	—	—	30,227

As at September 30, 2017
Total assets	$16,582	$14,817	$27,419	$2,461	$60,739	$122,018
Total liabilities	$5,692	$2,328	$27,006	$216	$4,018	$39,260

21